Amend



16014891

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Washington DC 404

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SEC FILE NUMBER
8-50313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCM Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 Towne Lake Parkway, Building 800, Suite 130
(No. and Street)

Woodstock (City) Georgia (State) 30189 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Preston Spears (770) 655-8069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – if individual, state last, first, middle name)

21860 Burbank Blvd, Suite 150, (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Preston Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCM Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



CAROLYN PREAVETT
Notary Public - State of Georgia
Cherokee County
My Commission Expires Feb 20, 2019

Carolyn Preavett
Notary Public

Preston Spears
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Dave Banerjee CPA, an Accountancy Corporati

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Preston Spears, CEO
TCM Securities, Inc.
Woodstock, Georgia

We have audited the accompanying statement of financial condition of TCM Securities, Inc. as of December 31, 2015 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of TCM Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCM Securities, Inc. as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of TCM Securities, Inc.'s financial statements. The supplemental information is the responsibility of TCM Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Preston Spears, CEO
TCM Securities, Inc.
Woodstock, Georgia

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.



Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

TCM SECURITIES, INC.

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents (Note 1)	$	109,551
Other Current Assets (Note 2)		155,165
Total assets	$	264,716

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Current liabilities	$	50,119
Due to/from TIA		-
Income Taxes Payable		5,000
Total liabilities	$	55,119
Stockholders' equity (Notes 4 and 5)		
Common stock - $.10 par value, 5,000 shares authorized, issued and outstanding	$	500
Paid in Capital		659,826
Retained deficits		(450,728)
Total stockholders' equity	$	209,598
Total liabilities and stockholders' equity	$	264,716

The accompanying notes are an integral part of these financial statements

TCM SECURITIES, INC.

Statement of Income
For the year ended December 31, 2015

REVENUE	
Total revenue	$ 2,614,183
EXPENSES:	
Professional fees	$ 28,502
Regulatory fees	80,188
Commission expense	1,901,221
Rent expense	13,500
Other operating expenses	501,780
Total expenses	$ 2,525,190
NET INCOME BEFORE INCOME TAXES	$ 88,993
Provision for income tax	17,278
NET INCOME	$ 71,715

The accompanying notes are an integral part of these financial statements

TCM SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2015

	Capital Stock	Paid in Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2011	$ 500	$ 660,826	$ (647,163)	$ 14,163
Adjusments:		(1,000)	1,000	
			(1,613)	(1,613)
Adjusted Beginning balance January 1, 201'	$ 500	$ 659,826	$ (647,776)	$ 12,550
Net Income			17,532	17,532
Ending balance December 31, 2011	$ 500	$ 659,826	$ (630,244)	$ 30,082
Net Income			27,209	27,209
Ending balance December 31, 2012	$ 500	$ 659,826	$ (603,035)	$ 57,291
Net Income			22,056	22,056
Ending balance December 31, 2013	$ 500	$ 659,826	$ (580,979)	$ 79,347
Net Income			58,535	58,535
Ending balance December 31, 2014	$ 500	$ 659,826	$ (522,444)	$ 137,883
Net Income			71,715	71,715
Ending balance December 31, 2015	$ 500	$ 659,826	$ (450,729)	$ 209,598

The accompanying notes are an integral part of these financial statements

TCM SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (before taxes)	$	71,715
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
(Increase) decrease in:		
Accounts Receivable		(27,924)
Other Assets		(27,640)
Income Tax Benefit		-
Prepaid Expenses		-
Increase (decrease) in:		
Accounts Payable		38,833
Due to/from TIA		-
Accrued Income Tax		-
Total adjustments	$	(16,731)
Net cash provided (used) in operating activities	$	54,984
Increase in cash	$	54,984
Cash - beginning of year	$	54,567
Cash - end of period	$	109,551
Interest		-

The accompanying notes are an integral part of these financial statements

TCM Securities, Inc.
Notes To Financial Statements
December 31, 2015

Note 1: Organization

Taylor Capital Management Inc. (the "Company"), a Georgia corporation, was formed on December 22, 1993. The Company is registered as a broker-dealer under Section 15(b) of the Securities and Exchange Act of 1934. The Company's authorized issued and outstanding shares of capital stock at December 31, 2013 were Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding. On August 29, 2012 the Company changed its name to TCM Securities Inc.

The Company has incurred cumulative losses of approximately $450,728 since its inception. However, the company's result of operation improved and generates a positive cash flow from operations and reported a net income for the year ended December 31, 2015.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2015, the Company had the cash balance of $109,551.

Revenue Recognition

The Company generates income from commission and related brokerage fees as transaction fees. Securities transactions are recorded on a trade date basis and the Company recognizes revenue when the transactions are completed.

Related Party

The Company has a receivable from TIA, a related party of $94,776.

TCM Securities, Inc.
Notes To Financial Statements
December 31, 2015

Note 2: **Summary of Significant Accounting Policies (continued)**

Commission expense

At present the Company has a total of 77 registered representatives working as independent contractors and paid on a commission basis. As of December 31, 2015, the Company recorded $1,901,220 as commission expense. The Company paid a total of $1,865,989 and accrued the remaining balance of $35,231 as a liability.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2015.
The firm did not have any adjustments that would have made comprehensive income different from net income.

Other Current Assets

The pre paid expenses is classified as a non-allowable asset in the computation of the Net Capital as reported in the Company's FOCUS report.

Account Title	Amount
PAIB account – Pershing LLC	$ 4,985
Prepaid expenses	$ 21,661
Accounts Receivable	$ 33.212
Due To & From Triumph Insurance	$ 94,776
FINRA Daily Balance	$ 531
Total	**$ 155,165**

Note 3: Securities owned

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and

liabilities and are measured using anticipated tax rates and laws that will be in effect when the difference are expected to be reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the

Note 4: <u>Income taxes (continued)</u>

deferred tax assets will not give rise to future benefits in the Company's tax return. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for the tax years 2012, 2013 and 2014, the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 5: <u>**Fair Value**</u>

The Company adopted Financial Accounting Standards ("SFAS") ASC820 Measurements and Disclosures," for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short- term, highly liquid nature. These instruments include cash and cash

equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 6: <u>Recently issued accounting standards (continued)</u>

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC I 05"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2015 various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.

2011-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2014

Note 6: <u>Recently issued accounting standards (continued)</u>

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: <u>Net capital requirements</u>

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital and net capital requirements of approximately $87,645 and $5,000 respectively. The Company's net capital ratio was 57.18% which is less than 15:1.

Note 8: <u>Financial instrument with off-balance sheet risk</u>

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 9: <u>Office lease</u>

The Company TCM Securities, Inc. signed an agreement for office space sub-lease with Triumph Advisors Ltd. "Landlord" wherein the landlord, in consideration of lease payment, leases to tenant a 48 square foot office area [the "premises"]. Both the Company and the landlord are located and conduct business from an office building located at 2230 Towne Lake Parkway, Building 800 Suite 130, Woodstock, GA 30189. The term of the lease starts on December 16, 2015 and will be on a month to month basis and terminates upon the agreement of both parties. The lease payment is $1,125 per month.

Note 9: Office lease (cont.)

In addition, the landlord has agreed to pay the following expenses of the Company.

- Postage and courier
- Use administrative and janitorial services
- Use of office supplies and equipment
- Use of phone and internet service

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on January 26, 2016. Subsequent events have been evaluated through this date

TCM SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/15	Audit 12/31/15	Change
Stockholder's equity, December 31, 2015	$ 209,598	$ 209,598	$ -
Subtract - Non allowable assets:			
Other asset	(121,953)	(121,953)	-
Tentative net capital	$ 87,645	$ 87,645	-
Haircuts:	-	-	-
NET CAPITAL	$ 87,645	$ 87,645	$ -
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 82,645	$ 82,645	$ -
Aggregate indebtedness	$ 50,119	$ 50,119	$ -
Ratio of aggregate indebtedness to net capital	57.18%	57.18%	

There was no difference noted between the Audit and Focus report as of December 31, 2015.

The accompanying notes are an integral part of these financial statements

TCM SECURITIES, INC
December 31, 2015

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

Dave Banerjee CPA, an Accountancy Corporat



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Preston Spears, CEO
TCM Securities, Inc.
Woodstock, Georgia

We have reviewed management's statements, included in the accompanying TCM Securities, Inc. Exemption Report in which (1) TCM Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which TCM Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that TCM Securities, Inc. , met the identified exemption provision throughout the most recent fiscal year without exception. TCM Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016



February 17, 2016

Assertions Regarding Exemption Provisions

We, as members of management of TCM Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k) (2) (ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending December 31, 2015

TCM Securities, Inc.

By: [signature]

Dennis Taylor, CFO & Compliance Officer

(Name and Title)

February 17, 2016

(Date)

Taylor Capital Management, Inc.
2230 Towne Lake Parkway | Bldg 800-Ste 130 | Woodstock, GA 30189
Main 404-889-8733 | 404-889-8748 Fax



Dave Banerjee CPA, an Accountancy Corporat

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION.

Board of Directors
TCM Securities Inc.
Woodstock, Georgia

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, We have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by TCM Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TCM Securities Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TCM Securities Corporation's management is responsible for TCM Securities Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, We make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

Member AICPA, PCAOB. 21860 Burbank Blvd., Ste 150, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

ITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

E FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

esignated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for
ent of SEC Rule 17a-5:

1. N ***************MIXED AADC 220
DEC
IS INC

AKE PKWY BLDG 800-STE
GA 30169-5540

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dennis Taylor
404-239-8733 Ext.

ssment (item 2e from page 2) $ 3,957

al made with SIPC-6 filed (exclude interest) (1,665)

Date Paid

Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,292

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,292

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCM Securities, Inc.
(Name of Corporation, Partnership or other organization)

Dennis W. Taylor
(Authorized Signature)

Dated the 9th day of Feb., 2016.

CFO & Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1954*****************MIXED AADC 220
050319 FINRA DEC
TCM SECURITIES INC
130
2230 TOWNE LAKE PKWY BLDG 800-STE
WOODSTOCK GA 30189-5540

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dennis Taylor
404-889-8733 Ext 200

2. A. General Assessment (item 2e from page 2) $ 3,957
   B. Less payment made with SIPC-6 filed (exclude interest) (1,665)
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 0
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,292
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,292
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCM Securities, Inc.
(Name of Corporation, Partnership or other organization)

Dennis W. Taylor
(Authorized Signature)

Dated the 8th day of Feb., 20 16.

CFO & Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ [illegible]
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,031,586
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	1,031,586
2d. SIPC Net Operating Revenues	$ 1,583,696
2e. General Assessment @ .0025	$ 3,957
	(to page 1, line 2.A.)

2015

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2015

TCM SECURITIES INC.

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288

TCM SECURITIES INC.

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